UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 15

CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-54202

JWC Acquisition Corp.

(Exact name of registrant as specified in its charter)

Bay Colony Corporate Center – North Entrance
1000 Winter Street – Suite 4300
Waltham, Massachusetts (617) 753-1100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.0001 per share

Units, each consisting of one share of Common Stock and one Warrant

(Title of each class of securities covered by this Form)

Warrants to purchase Common Stock

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place and X in the box(es) to designate the appropriate rules provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock — 1

Units — 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Issuer has caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date: August 21, 2012	By:	/s/ Robert A. Rucker